Via Facsimile and U.S. Mail
Mail Stop 6010

April 28, 2008

Mr. B. Judd Hartman
General Counsel and Secretary
Pharmaceutical Product Development, Inc.
929 North Front Street
Wilmington, North Carolina 28401

Re:    **Pharmaceutical Product Development, Inc.**
       **Form 10-K for the Year Ended December 31, 2007**
       **Filed February 26, 2008**
       **File No. 000-27570**

Dear Mr. Hartman:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Part IV

Item 15. Exhibits, Financial Statements and Schedules, page 61.

1. We note that you disclose a related party transaction involving two of the company's directors in the Notes to Consolidated Financial Statements on page F-39 of your Form 10-K filing. Please file any agreements related to this transaction as exhibits pursuant to Item 601 (b)(10)(ii)(A).

2008 Definitive Proxy Statement, as incorporated by reference in Form 10-K

Related Party Transaction, page 24-25.

2.  We note that the information required to be disclosed on your Form 10-K filing under Item 13. Certain Relationship and Related Transactions, and Director Independence has been incorporated by reference to your 2008 Definitive Proxy Statement. We also note that your Form 10-K filing provides disclosure on several related party transactions with current members of your Board of Directors within Note 14 of the Notes to Consolidated Financial Statements under the heading "Related Party Transactions."   However, the related party transactions disclosure in your 2008 Definitive Proxy Statement indicates that you have not engaged in any related party transaction in 2007 and that you are not aware of any existing or potential related party transaction.  Please explain to us why the transactions mentioned in the note to your Form 10-K are not disclosed and discussed pursuant to Item 404 of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provide any requested information.  Detailed letters greatly facilitate our review.  Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Bryan Pitko, Staff Attorney at (202) 551-3203, Michael Reedich, Special Counsel at (202) 551-3612 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler,
Assistant Director